Exhibit 99.2

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

Excellon Resources Inc. (the “Company” or “Excellon”) has prepared this Management’s Discussion and Analysis of Financial Results (“MD&A”) for the three and nine-month periods ended September 30, 2021 in accordance with the requirements of National Instrument 51-102 (“NI 51-102”).

This MD&A contains information as at November 15, 2021 and provides information on the operations of the Company for the three and nine-month periods ended September 30, 2021 and 2020 and subsequent to the period end, and should be read in conjunction with the unaudited condensed consolidated financial statements for the three and nine-month periods ended September 30, 2021 (“Condensed Consolidated Financial Statements”) and the audited consolidated financial statements for the year ended December 31, 2020 which have been filed on SEDAR and EDGAR. The audited consolidated financial statements for the year ended December 31, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures in this MD&A are in thousands of United States dollars ($’000) unless otherwise noted.

This MD&A also refers to Adjusted loss, Adjusted loss per share, Production Cost per Tonne, Cash Cost per Silver Ounce Payable, and All-in Sustaining Cost (“AISC”) per Silver Ounce Payable, all of which are Non-IFRS measures. Please refer to the “Financial Review” and “Non-IFRS measures” sections of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results.

1 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

BUSINESS AND STRATEGIC PRIORITIES

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of the Company’s employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high-quality advanced exploration gold project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

The common shares of Excellon trade on the Toronto Stock Exchange (the “TSX”), the NYSE American, LLC exchange (the “NYSE American”) under the symbol “EXN” and on the Frankfurt Stock Exchange under the symbol “E4X2”.

On April 2, 2020, the Company announced a temporary suspension of mining, milling and exploration activities at its Mexican operations in accordance with the Mexican Presidential Order to mitigate the spread of COVID-19 (the “Suspension”). The Suspension impacted all industries considered non-essential across Mexico. For the Company, the Suspension resulted in the suspension of mining operations, though essential care and maintenance activities required at the Company’s operations were permitted to continue. At Platosa, such essential care and maintenance included ongoing labour costs and water pumping to maintain water levels of the mine, incurring a cost during the Suspension of approximately $3.3 million during a period of negligible revenues. The Suspension and associated care and maintenance costs impacted the comparable three- and nine-month periods in 2020 and should be considered throughout this MD&A. The Mexican Government subsequently declared mining an essential service, and companies were allowed to commence activities to restart operations on June 1, 2020, provided they met the COVID-19 guidelines established by the Mexican Government. The Company recommenced mining and exploration activities in June 2020 and concentrate shipments resumed on July 6, 2020.

Q3 2021 HIGHLIGHTS

Exploration Activities

The Company advanced its exploration programs in the United States, Mexico and Germany including:

●	Continued drilling of priority targets at Bräunsdorf, Reichenbach and Grauer Wolf at Silver City (Saxony, Germany).
●	Additional drilling at Platosa to define and expand the 623, NE-1 and NE-1S mantos, with assays pending, and work ongoing to define remnant ore in areas previously considered mined-out, including underground mapping, chip sampling and modelling.
●	Drilling below Manto 623 intersected a wide zone of high-grade mineralization (2,860 g/t silver equivalent (“AgEq”) over 7.5 metres), indicating a potential sub-vertical orientation that is different from the horizontally orientated mineralization typically encountered at Platosa. Importantly, this mineralization is approximately 80 metres above the deepest development headings at Platosa and, if sufficient volumes of mineralization are defined, is easily accessible from existing mine works. Follow up drilling is in progress and assays are pending.
●	Continued relogging of historical Kilgore core and updating the geological model.
●	Regional prospecting, soil and stream sediment sampling covering regional target areas and sampling of outcrops at Kilgore.

2 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

●	Remote sensing using hyperspectral imaging was completed at Kilgore and will be used for identification of alteration zones and target generation for the Q4 2021 and 2022 field programs. Portable XRF analysis of the pulp samples to improve the characterization of host rock and alteration is ongoing.
●	Screened metallics assaying of core is underway to better understand the distribution and impact of coarse gold at Kilgore.
●	Drilling at the Oakley Project, testing the extent of low-sulphidation epithermal mineralization and potential Carlin-style mineralization at depth. Eleven holes totaling 1,600 metres have been drilled in the program to date. Following a pause in drilling to wait for assays results from the initial 11 holes, planning is currently underway to resume the program. Highlights of the drill program include intersecting 0.4 g/t Au over 13.6m and 1.4 g/t Au over 5.6m.

Strong and consistent mine production

The Company recorded its fifth consecutive quarter of over 21,000 tonnes mined and milled following the restart in late Q2 2020 – a first since production commenced in 2005, and the strongest nine-months of silver production since 2014.

OUTLOOK

Mexican Operations

Optimizations at Platosa and Miguel Auza made in mid-2020 have been sustained and improvement efforts focusing on equipment reliability, human resource development and more effective planning and technical support continue to progress (see discussion under “Financial Review – Summary of Quarterly Financial Results – Cost of Sales”). Mine-planning and geology teams were strengthened at Platosa in the first half of 2021. In the beneficiation plant, intensive supervisor and operator training completed in Q3 2021 led to improved flotation circuit performance and mill recoveries late in Q3, which were sustained in early Q4 2021.

Provision for litigation

The Company recorded a $22.2 million provision in Q3 2021 as required under IFRS’s International Accounting Standard 37 – Provisions, Contingent Liabilities and Contingent Assets, since receiving the formal written decision regarding the litigation involving the Company’s subsidiary, San Pedro Resources (“San Pedro”), in respect of the La Antigua mineral concession (“La Antigua”) as announced on August 10, 2021 (the “Judgment”). The Judgment is solely against San Pedro and the Company believes that the plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource disclosed in September 2020. The book value of San Pedro’s assets included in the consolidated balance sheet of the Company is $5.0 million, including plant, property and equipment ($3.2 million), VAT recoverable ($1.4 million) and materials, supplies and other ($0.4 million).

The Company continues to pursue avenues through its labour, community and government relationships and is investigating remedies under international law. In the interim, San Pedro continues to operate in the ordinary course. San Pedro generates minimal cash flows from milling fees charged to the Platosa Mine for ore processing and holds minimal working capital. The Platosa Mine is owned and operated by an entirely separate subsidiary.

Exploration Plans

At Silver City, drilling of priority targets continued into Q4 2021. Nineteen holes totaling 6,200 metres were drilled by the end of Q3 2021, with an additional eight drill holes (2,300 metres) planned for Q4 2021. During Q4, drilling will continue to follow up on mineralization intersected at Grauer Wolf and will test the Trinity target area.

At Platosa, priority follow-up drilling of the mineralization encountered in EX21UG690 (2,860 g/t AgEq over 7.5 metres) commenced early in Q4 2021 and is expected to continue throughout the quarter. As noted in Q3 2021 Highlights, above, this potential zone of sub-vertical mineralization is different from the horizontally orientated mineralization typically encountered at Platosa. The Company aims to define potentially mineable volumes of mineralization on an expedited basis.

At Kilgore, the Company aims to improve the understanding of the deposit setting on a local and regional scale through re-logging core to enhance the underlying structural and lithologic framework and improving the characterization of host rocks through lithogeochemistry. Portable XRF analysis of pulps from the historical holes as well as sampling and assaying of previously unsampled or unassayed core is also ongoing and will be supplemented by analysis of selected core intervals using screen metallic assaying to better categorize the distribution and presence of coarse gold. The Company is also conducting regional exploration, including prospecting and surface sampling, with a property-wide remote sensing (ASTER) survey and mapping at Mine Ridge completed in Q3 2021.

3 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

The Company filed an updated Plan of Operations with the United States Forest Service (“USFS”) in Q2 2020 and the USFS filed a final National Environmental Policy Act Environmental Assessment (“EA”) in Q2 2021. The Company expects the USFS to finalize a Decision Notice (“DN”) and approve the EA in Q4 2021. The Company plans to commence drilling at Kilgore in 2022.

Regional exploration programs, including geophysics, mapping, prospecting, soil geochemistry and modeling, are planned for Oakley, Kilgore and the new exploration licenses at Silver City (Mohorn, Oederan and Frauenstein), and will be carried out over Q4 2021, and into H1 2022.

Exploration also continues at the Oakley project, subject to the option agreement between Excellon and Centerra Gold Inc. (“Centerra”).

OPERATIONAL REVIEW

Platosa Mine production statistics for the periods indicated are as follows:

	Q3	Q3	9-Mos	9-Mos
	2021	2020	2021(1)	2020(1)
Tonnes Mined:	21,592	21,877	64,576	45,046
Tonnes Milled:	21,302	22,612	64,712	42,941
Grades:
Silver (g/t)	526	483	513	510
Lead (%)	4.89	5.26	5.13	5.34
Zinc (%)	5.38	6.81	6.20	6.80
Recoveries:
Silver (%)	90.9	93.0	89.2	91.4
Lead (%)	81.2	85.0	80.5	84.0
Zinc (%)	78.3	80.9	77.5	78.3
Metal Production:
Silver – (oz)	326,706	326,909	951,466	642,109
Lead – (lb)	1,868,018	2,227,511	5,894,807	4,247,172
Zinc – (lb)	1,977,593	2,746,328	6,846,188	5,036,098
AgEq (oz) (2)	521,160	524,312	1,527,287	1,082,978
Payable: (3)
Silver – (oz)	299,508	310,295	853,329	605,101
Lead – (lb)	1,715,670	2,183,574	5,311,195	4,038,174
Zinc – (lb)	1,556,559	2,287,459	5,404,894	4,353,738
AgEq (oz) (2)	463,452	485,841	1,333,239	1,001,710
Average realized prices: (4)
Silver – ($US/oz)	$24.11	$24.82	$25.71	$20.18
Lead – ($US/lb)	$1.07	$0.84	$0.99	$0.80
Zinc – ($US/lb)	$1.36	$1.10	$1.31	$0.99
Toll milling (3rd party) ore processed (t)	-	-	-	4,785
Production cost per tonne (5)	$281	$227	$284	$324
Total cash cost per silver ounce payable	$11.02	$12.55	$12.14	$16.93
AISC per silver ounce payable (6)	$21.52	$19.09	$24.79	$29.08

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser. Data has been adjusted to reflect final assay and price adjustments for prior-period deliveries settled during the period. As further discussed in “Business and Strategic Priorities,” above, results for the comparative nine-month period ended September 30, 2020 were impacted by the Suspension.

4 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

(2)	AgEq ounces established using average realized metal prices during the respective period applied to the recovered metal content of the concentrates to calculate the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.
(5)	Production cost per tonne includes mining and milling costs, excluding depletion and amortization and inventory adjustments.
(6)	AISC per silver ounce payable excludes general and administrative and share-based payment costs attributable to the Company’s non-producing projects and includes underground drilling costs. The comparatives have been revised to conform with the current allocation.

Operational Highlights

●	Silver-equivalent (“AgEq”) production of 521,160 oz (Q3 2020 – 524,312 AgEq oz), including:

○	Silver production of 326,706 oz (Q3 2020 – 326,909 oz)
○	Lead production of 1.9 million lb (Q3 2020 – 2.2 million lb)
○	Zinc production of 2.0 million lb (Q3 2020 – 2.7 million lb)

●	Total cash cost net of byproducts per silver ounce payable was $11.02, a decrease of 12% from Q3 2020 ($12.55)
●	AISC per silver ounce payable was $21.52, an increase of 13% from Q3 2020 ($19.09) but improved over prior periods in 2021
●	Production cost per tonne was $281, an increase of 24% from Q3 2020 ($227)

Impact of COVID-19 on the Company’s Business and Operations

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and its variants, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner in which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19 and its variants, may affect the Company and cannot be predicted with certainty.

COVID-19 and these measures have had and may continue to have an adverse impact on many aspects of the Company’s business including employee health, workforce productivity and availability, travel restrictions, contractor availability, delays in receiving assay results from commercial labs, supply availability, ability to sell or deliver concentrate and the Company’s ability to maintain its controls and procedures regarding financial and disclosure matters, some of which, individually or when aggregated with other impacts, may be material to the Company. Measures taken by governments, the Company or others could result in the Company reducing or suspending operations at Platosa or exploration activities at its projects, including Platosa, Kilgore, Oakley, Evolución or Silver City.

In Q2 2020, due to the Suspension (as further discussed in “Business and Strategic Priorities,” above) the Company ramped down mining operations at the Platosa mine. With the lifting of the Suspension, the Company restarted operations at Platosa and ramped up production gradually to normal capacity over the course of Q2 2020. Most employees returned to work at some point during 2020 while the Company continued to reinforce screening and testing protocols to detect COVID-19 cases prior to permitting entrance to its sites and to control the spread of the virus and its variants.

5 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

In Q3 2021, none of the Company’s projects were suspended or restricted. Although the Company believes the risk for business interruption remains low, unexpected interruptions could still occur given the uncertainty surrounding the recurring wave of rising cases in certain regions where the Company operates and considering the recent surge in the “Delta” variant of the virus. Government vaccination programs for COVID-19 are underway in all of the regions in which the Company operates. Vaccination programs are now progressing well in Mexico, with 100% of the Company’s workforce partially vaccinated and over 94% fully vaccinated.

The Company has taken action to prevent the spread of the outbreak at its sites and protect its employees, contractors and the communities in which it operates. The Company is continually modifying its response to the pandemic to align with industry best practices. The enhanced health and safety measures continue to focus on screening employees and contractors before entering the Company’s sites for potential symptoms of COVID-19, contact tracing of individuals that may have been exposed to the virus, cleaning and disinfection services, maintaining disinfection stations in high-traffic areas and facilitating physical distancing. Some of the measures implemented to manage the COVID-19 outbreak are expected to remain in place for the foreseeable future and may marginally increase the production costs at the Company’s operations. These costs relate mostly to increased sanitizing personnel, personal protective equipment (“PPE”) and testing of employees and contractors. As discussed in “Financial Review – Summary of Quarterly Results – Cost of Sales,” below, electricity costs increased by approximately $0.3 million during Q3 2021 relative to Q3 2020, primarily due to the increase in natural gas prices between the two periods.

The Company continues to assess the logistical challenges to its supply chain and distribution methods to deliver its concentrate products from the Miguel Auza mill to third-party refineries and smelters. The Company has observed limited impact to the supply chain to date. The Company has sufficient stock of critical components and has worked closely with its key suppliers to secure future delivery of materials, inventory of PPE, reagents and other critical parts at all sites. Similarly, the Company has not experienced significant disruption to its distribution network and ability to deliver its products to smelting and refining facilities or ability to sell finished products to its customers. However, further measures taken by governments, the Company or others related to COVID-19 may adversely affect the Company’s availability of supplies or its ability to sell or deliver concentrate.

There are significant uncertainties with respect to future developments and their impact on the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and any current or further measures taken by governments, the Company and others in response to the pandemic. While mining is classified as an essential business by the Mexican government, further suspension or reduction of operations by the Company may be required in response to additional government measures or other measures that the Company otherwise deems appropriate.

Operations Commentary

Mine performance in Q3 2021 continued to benefit from leadership updates in the superintendencies of geology, technical services and maintenance, which have led to improvements in mine planning, geological interpretation and equipment reliability. Supervisor and operator training to maximize flotation circuit performance was ongoing during the quarter with oversight from a seasoned operator and consultant. Operational changes to reagents and cell acidity late in the quarter improved lead and zinc recoveries to near design levels of over 80%, which have been sustained into early Q4 2021.

While silver grades in Q3 2021 were higher than Q3 2020, lead and zinc grades were lower, and metallurgical recovery rates for all three metals were below levels achieved in Q3 2020. These trends reflect variability in the mantos and resulting variability in chemistry within the feed to the processing facility.

6 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

Metal production in Q3 2021 was below Q3 2020 mainly due to the lower grades and recoveries discussed above, but were improved from Q2 2021. The Company’s metal production in terms of AgEq ounces may be strongly influenced by metal prices, with the ratio of silver to lead and zinc prices determining the AgEq ounces derived from revenues associated with lead and zinc production (e.g. higher base metals relative to silver prices lead to increased AgEq ounce production attributable from base metals). Ore stockpiles at September 30, 2021 comprised 2,252 tonnes of mineralized material reflecting unprocessed and unsold production of approximately 58,000 AgEq ounces.

The previous eight quarters of production at Platosa are summarized below:

7 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

Analysis of the components of mine operating results is as follows:

	Q3		9-Mos
	2021	2020	2021	2020
Mill feed processed	21,302	22,612	64,712	42,941

Production in Q3 2021 was 21,302 tonnes, 6% lower than Q3 2020, but in line with typical throughput levels. The significant increase in tonnes mined for the nine-months ended September 30, 2021 versus the prior year mainly reflects the impact of the Suspension in Q2 2020 (as discussed in “Strategic and Business Priorities,” above).

	Ag (g/t)	526	483	513	510
Head grades	Pb (%)	4.89	5.26	5.13	5.34
	Zn (%)	5.38	6.81	6.20	6.80

Silver grades in Q3 2021 were 9% higher than the comparative period, with lower lead and zinc grades relative to Q3 2020, reflecting variation in the mantos mineralization.

	Ag (%)	90.9	93.0	89.2	91.4
Recoveries	Pb (%)	81.2	85.0	80.5	84.0
	Zn (%)	78.3	80.9	77.5	78.3

Recoveries were lower than Q3 2020 due to lower feed grades and flotation performance. Grind size, reagent additions and cell operating-parameter modifications took place late in Q3 2021, which improved the recovery performance overall. The modifications are being closely monitored for ongoing sustainability. Metallurgical investigation is being performed on concentrate and feed samples in XPS lab (QUEMSCAN) under the supervision of Excellon’s independent metallurgical consultancy.

	Ag (oz)	326,706	326,909	951,466	642,109
	Pb (lb)	1,868,018	2,227,511	5,894,807	4,247,172
Metal Production	Zn (lb)	1,977,593	2,746,328	6,846,188	5,036,098
	AgEq (oz)	521,160	524,312	1,527,287	1,082,978

Lead and zinc production decreased by 16% and 28%, respectively, relative to Q3 2020 driven by lower grades and recoveries, while silver production was consistent with the comparative period. AgEq ounce production decreased by 1% relative to Q3 2020, as lower-feed grade and recoveries affected metal production and a larger stockpile of ore remained to be processed at quarter-end, with such negative impacts partially offset by an improved ratio of base metal prices to silver prices in Q3 2021 relative to Q3 2020.

8 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

EXPLORATION AND EVALUATION REVIEW

Refer to the Company’s Annual Information Form (“AIF”) for discussion of exploration work completed on the Company’s projects prior to the current periods.

Platosa Property

The following is the summary section of the Technical Report for the Platosa Polymetallic (Silver, Lead and Zinc) Mine, Mexico dated June 17, 2021 as prepared by Joycelyn Smith, P.Geo and Glen Cole, P.Geo of SRK Consulting (Canada) Inc., Luis Alfonso Soto Contreras, CPG of Rocks Mining Exploration Consultants Inc. and Paul Keller, P.Eng., an officer of the Company, each of whom are a Qualified Person as defined in NI 43-101 (the “Platosa Technical Report”). Reference should be made to the full text of the Platosa Technical Report, which is incorporated by reference in its entirety into this MD&A, and which is available for review under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.excellonresources.com. Defined terms and abbreviations used in this section and not otherwise defined have the meanings attributed to them in the Platosa Technical Report.

Introduction

The Platosa Mine is an operating underground polymetallic (silver, lead and zinc) mine, located in northeastern Durango State, Mexico. It is located approximately 5 kilometres north of the town of Bermejillo and 45 kilometres north of the city of Torreón. The deposit consists of a series of high-grade carbonate-replacement deposits (CRD) occurring as mantos. Excellon Resources Inc. (Excellon) operates and owns 100% of the Platosa Mine through its wholly owned subsidiary, Minera Excellon de Mexico S.A. de C.V.

This technical report documents a mineral resource statement for the Platosa Mine prepared by SRK. It was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 (NI43-101) and Form 43-101F1. The mineral resource statement reported herein was prepared in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019).

In accordance with NI43-101 guidelines, Mr. Luis Alfonso Soto Contreras, CPG (AIPG#11938), visited the Platosa Mine on April 26 to April 29 accompanied by Mr. Jorge Ortega, Geo (OGQ#626), Excellon’s Exploration Manager.

Property Description and Ownership

The Platosa Mine property is located in the northeast portion of the State of Durango, north-central Mexico, approximately 45 kilometres north of the city of Torreón, and 5 kilometres north of the village of Bermejillo. The Platosa Mine is wholly owned by Excellon through its Mexican subsidiary Minera Excellon de México, S.A. de C.V., and comprises 74 mining concessions. These concessions, including fractional concessions, cover a total area of 11,049 hectares.

The property is approximately a one-hour drive from the airport via México Highway 49, which is a major north-south trucking route through Mexico to the United States. Rail and power transmission lines run parallel to the highway, and the entire project area, located two kilometres from Highway 49, is easily accessible year-round.

9 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

Geology and Mineralization

The Platosa Mine lies in the Sierra Bermejillo, a northwest-trending anticline-syncline pair developed in Mesozoic sedimentary rocks. Platosa is underlain by folded and faulted Mesozoic sedimentary rocks, locally intruded by dykes and sills of Laramide age. The principal fault system in the property area is the Platosa Structural Zone (PSZ), a 250- to 1,500-metre wide northwest-trending zone of fracturing and shearing that traverses the eastern margin of the Sierra Bermejillo. The PSZ includes a series of fault planes that strike north–northwesterly and dip steeply east; it has been mapped along strike for 5 kilometres northwest and southeast of the Platosa Mine (Megaw 2002).

The Platosa Mine targets polymetallic (silver, lead, and zinc) mineralization occurring as shallow to steeply-dipping bodies of massive carbonate replacement deposits or mantos. The main silver-, lead- and zinc-bearing minerals are galena, sphalerite, acanthite and lesser proustite. The mantos dip in accordance with the stratigraphy towards the east where a series of late extensional features extend the mineralization to depths ranging from 60 metres on the west side of the mine, and approximately 320 metres on the east.

Three large-scale deformation events and the onset of a Tertiary magmatic event created favourable ground preparation and a magmatic source for mineralizing fluids. The most significant mantos at Platosa are the 623, NE-1 and NE-1 south mantos, which are currently being mined and are open for expansion.

Exploration Status

Exploration work by Excellon on the Platosa Mine has included various campaigns of geological mapping, rock and soil geochemical sampling, biogeochemical sampling, soil gas mercury, hydrocarbon surveys, ground and airborne geophysical surveys, fluid inclusion and sulphur isotope studies, and diamond drilling documented by detailed core logging. Recently, Excellon has also conducted downhole acoustic and optical televiewer surveys on selected drillholes, as well as commenced a trial program with Corescan, a hyperspectral core imaging system, to improve characterization and mapping of the physical and chemical properties of host rocks.

A total of 1,794 core drillholes (398,881 metres) were drilled by Apex and Excellon on the Platosa Mine between 1999 and March 2021. The mineral resource model considers 1,373 core drillholes (252,456 metres) that were directly used in the estimation.

Sample Preparation, Analyses, Security, and Data Verification

In the opinion of SRK, the drilling strategy and procedures used by Excellon conform to generally accepted industry best practices. The drilling information is sufficiently reliable, and the drilling pattern is sufficiently dense to interpret with confidence the geometry and the boundaries of the polymetallic (silver, lead, and zinc) mineralization. All core sampling was conducted by appropriately qualified personnel under the direct supervision of the project geologist.

The sample-preparation, security and analytical procedures used by Excellon are consistent with generally accepted industry best practices and are, therefore, adequate. The review of the analytical quality control data produced by Excellon suggest that the analytical results are sufficiently reliable for the purpose of mineral resource estimation. SRK recommends continued diligence in monitoring the performance of standard reference materials and implementing corrective action as required. Considering the variable performance of in-house blank material used for lead and zinc, it is recommended that a certified blank material be introduced.

10 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

Mineral Resource and Mineral Reserve Estimates

SRK constructed a block model using a conventional geostatistical block modeling approach constrained by wireframed domains. The block model was populated with silver, lead, zinc, and gold values estimated by ordinary kriging information from capped composited data and estimation parameters derived from variography. After verification and validation, block estimates were classified considering the drillhole spacing, geologic confidence and continuity of category.

The mineral resource model considers 1,373 core drillholes (252,456 metres) that were directly used in the estimation. The mineral resources have been estimated in conformity with generally accepted CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (November 2019) and are reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101.

The mineral resource estimation work including a geological solids audit, grade estimation, associated sensitivity analyses, and mineral resource classification was completed by Joycelyn Smith, PGeo (APGO#2963), under the supervision of Mr. Glen Cole, PGeo (PGO#1416), an appropriate independent Qualified Person as this term is defined in National Instrument 43-101. The overall process was reviewed by Dr. Oy Leuangthong, PEng (PEO#90563867) and Benny Zhang, PEng (PEO#100115459).

SRK reviewed the geological solids constructed by Excellon in Leapfrog Geo™, which were modelled as vein-type wireframes interpolated using both the lithology and mineralization logs. Stratigraphic units were constructed utilizing stratigraphic sequence modelling defined by lithology log data. A series of north-south oriented, variably-dipping from moderate to steep and east to west, late cross-cutting faults vertically offset the lithological units and mantos domains.

Considering the relatively narrow mantos domains, SRK chose to composite at 1 metre (with intervals less than 0.5 metre equally redistributed) to avoid ‘breaking’ assays to form larger composites while still retaining sufficient sample data for geostatistical analyses. Capping was performed per domain. SRK relied on a combination of probability plots and capping sensitivity plots. Specific gravity data were also capped, by domain, to avoid any extreme low and/or high values for estimation. Low values for specific gravity were generally well-behaved and did not require capping.

A block size of 5.0 metres by 5.0 metres by 2.0 metres was selected, which is similar to the block dimensions of the current mineral resource model. Subcells were generated at 1.0 metre by 1.0 metre by 0.25 metre. The block model was populated with estimated silver, lead, and zinc grades using ordinary kriging in the mineralized domains and applying up to three estimation runs with progressively relaxed search ellipsoids and data requirements.

The block classification strategy considers drillhole spacing, geologic confidence and continuity of category. SRK considers that there are no Measured blocks within the Platosa Mine. All block estimates within the mineralized mantos below and to the east of the current mining front were classified as Indicated mineral resources. Potentially recoverable pillars and accessible unmined areas in the upper portion of the mine have been classified as Inferred mineral resources in consideration of the engineering work required to confirm their potential extraction.

The Mineral Resource Statement for the Platosa Mine is presented in Table i, depleted as of February 28, 2021, and has an effective date of March 31, 2021.

11 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

Table i: Mineral Resource Statement*, Platosa Mine, Mexico, SRK Consulting (Canada) Inc., March 31, 2021

		Grade			Contained Metal
	Quantity	Silver	Lead	Zinc	Silver	Lead	Zinc
Category	(‘000 t)	(g/t)	(%)	(%)	(‘000 oz)	(‘000 lbs)	(‘000 lbs)
Measured	-	-	-	-	-	-	-
Indicated	317	485	5.3	5.5	4,948	36,797	38,781
Total	317	485	5.3	5.5	4,948	36,797	38,781
Inferred	42	749	4.3	5.4	1,007	4,000	5,002

*	Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Composites were capped where appropriate.
Mineral resources are reported at a silver equivalent cut-off value of 275 grams per tonne, considering metal prices of US$24.00 per ounce of silver, US$0.86 per pound of lead, US$1.10 per pound of zinc, and assuming metal recovery of 91% for silver, 80% for lead and 80% for zinc.

Recommendations

The geological setting, character of the polymetallic mineralization and the exploration results to date are of sufficient merit to justify continued exploration and technical study expenditures to delineate additional mineral resources that can potentially be used to extend the life of mine.

A proposed exploration work program includes the following:

●	Infill, definition and step-out drilling within and around mantos ahead of the production, with the continued aim to reduce the drill spacing ahead of mine workings to between 10 and 15 metres.
●	Continued regional exploration of the multiple targets that exist as part of the greater land package.
●	Geological and geophysical studies to improve the overall understanding of structure, geochemistry, and geophysical response.
●	Continued target generation and systematic assessment using field geological and geophysical techniques to be followed up by drilling.
●	Mineralogical study to refine understanding of chemical processes and applications to metallurgy.
●	Mineral resource model update considering new drilling and the addition of potential remnant material
●	Update the life of mine plan based on the latest resource block model and economic conditions.

The total cost of the recommended work program is estimated at C$7,480,000. SRK is unaware of any other significant factors or risks that may affect access, title, or the right or ability to perform the exploration work recommended for the Platosa Mine.”

Q3 2021 Update – Platosa Property

In Q3 2021, the Company continued exploration at Platosa, including drilling from underground and surface to define and grow the Platosa resource.

12 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

Highlights on the Platosa project during Q3 2021 include:

●	Underground drilling to define and delineate additional mineralization near mine infrastructure (with 92 holes drilled totaling 6,430 metres);
●	Advancing underground development to support further drilling of NE-1, NE-1S and a zone of vertical mineralization – the Gap Zone – in NE-1 and NE-1S mantos, which had been inadequately tested with vertical holes drilled from surface;
●	Drilling from surface into historically mined areas in Manto 4 totaling 488 metres;
●	Intersecting a wide zone of high-grade mineralization (2,860 g/t AgEq over 7.5 metres) 10 metres below Manto 623, indicating a potential sub-vertical orientation that remains open for follow up.

At Jaboncillo, approximately 11 kilometres northwest of the Platosa Mine, the Company continued to follow up on drilling completed in 2019 that intersected multiple gossanous horizons with pyritic breccias, arsenopyrite and relict base-metal sulphides. Petrographic studies conducted in Q2 2020 confirmed the presence of base-metal sulphide species, including sphalerite and galena. These observations confirm that the system is productive for base-metal sulphides on multiple structures over an approximate strike length of one kilometre. In Q3 2020 drilling resumed in this area targeting an economically significant component to the system.

Drilling on a skarn target at PDN, approximately two kilometres north of the Platosa Mine, was undertaken in Q1 2021 with one hole drilled totaling 600 metres. Drilling targeted areas where intense dolomitization and sanding along structures was intersected in preliminary drill holes, indicating the movement of hydrothermal fluids that are believed to be the expression of a potential skarn system at depth. Drilling in Q4 2020 intersected confirmatory silver grades of 218 g/t Ag over 0.75 meters. This potential for a skarn body at PDN has been defined through induced polarization, magnetics and gravity surveys.

Evolución Project

The Evolución Project is an exploration-stage project comprising 22 mineral concessions totaling 45,000 hectares, and 35 kilometres of strike in one of the world’s premier silver districts. It is an intermediate stage polymetallic silver-zinc-lead-gold exploration project on the border of northern Zacatecas and southern Durango, on the high plateau of central Mexico.

The Company’s overall goals on the project are to (i) discover Fresnillo-style epithermal mineralization and subsequently define mineral resources thereon; and (ii) continue growing the existing Evolución mineral resource in advance of an economic study of the deposit in due course. In H1 2021, the Company completed detailed mapping at 1:1000 scale across the entire license. Data collected in the field relating to the structural setting and associated mineralization in the Evolución license are being compiled and evaluated by a PhD candidate. This work will contribute to understanding the potential scale and timing of mineralization on the project. Costs incurred on the project are set out in Note 15 of the Company’s financial statements.

Silver City Project

The Silver City Project is an exploration-stage project that comprises the Bräunsdorf, Frauenstein, Mohorn and Oederan exploration licenses in Saxony, Germany and totals approximately 340 km2. In Q3 2019, the Company entered into an agreement with Globex Mining Enterprises Inc. (“Globex”) to earn into an option to acquire a 100% interest in the Bräunsdorf exploration license (the “Globex Agreement”). The terms of the Globex Agreement are described in the Company’s AIF. The Bräunsdorf license is a 164 km2 silver district that encompasses a 36-km long epithermal vein system situated west of the city of Freiberg (30 km southwest of Dresden). The immediate exploration license and surrounding area have a long and rich history of silver mining dating back to the 11th century with numerous historic mine camps, small mines and prospects, many of which have only been explored and/or mined to shallow depths, seldom exceeding 200 metres below surface. Historically reported veins ranged from 0.5 to 10 metres width, with grades of over 3,500 g/t silver and no assaying for either gold or zinc, which were not historically available.

13 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

The Company’s near-term exploration goals at Silver City are to (i) confirm the strike and plunge of historical mine workings and (ii) identify new mineralized bodies that were not historically discovered and exploited. With initial drilling success, the Company aims to define economic mineral resources on the project and advance them toward permitting and development. At the current stage and with the current information available, the cost and timeframe to do so is not ascertainable.

In Q2 2021 the DOP for the 2021 program was approved, and drilling commenced in late Q2 2021 with two drill rigs. The Company has permitted up to approximately 22,000 metres of drilling on the Bräunsdorf license for 2021, with the current drill program totaling 12,000 metres. During Q3 2021, 12 holes totaling 4,009 metres were completed, with the first drill core submitted to the laboratory in early Q3 2021 and assay results pending.

The estimated budget for the 2021 drilling program is $3.0 million and is designed to follow up on results from the initial, 16-hole diamond drilling program completed in 2020 totaling 3,700 metres. The DOP contemplates drilling on four priority follow-up targets identified in the 2020 program including:

●	Peter Vein: a historically significant mine where initial drilling encountered 1,042 g/t AgEq over 0.45 metres (911 g/t Ag, 0.4 g/t Au, 2.8% Pb and 0.9% Zn), within 231 g/t AgEq over 2.30 metres (183 g/t Ag, 0.4 g/t Au, 0.5% Pb and 0.2% Zn);
●	Reichenbach (Großvoigtsberg): a new, near-surface discovery in an area with minimal historic mining, where initial drilling encountered 505 g/t AgEq over 0.71 metres (356 g/t Ag, 2.0 g/t Au), within 191 g/t AgEq over 1.90 metres (134 g/t Ag and 0.8 g/t Au);
●	Bräunsdorf: a historically significant mine, where initial drilling encountered 319 g/t AgEq over 0.35 metres (300 g/t Ag, 0.2 g/t Au and 0.2% Zn), within 101 g/t AgEq over 2.05 metres (87 g/t Ag, 0.2 g/t Au); and
●	Grauer Wolf: a new high-grade discovery in an area with no historic drilling, where initial drilling encountered 1,043 g/t AgEq over 1.3 metres (954 g/t Ag, 0.1 g/t Au, 0.7% Pb and 2.0% Zn) less than 100 metres from surface, within 194 g/t AgEq over 8.1 metres (173 g/t Ag, 0.1 g/t, Au, 0.4% Pb and 0.3% Zn), and 331 g/t AgEq over 1.2 metres (325 g/t Ag, 0.1 g/t Au, 0.03% Pb and 0.03% Zn) in the hanging wall.

Additional drilling is planned for Munzig, where the 2020 program encountered two zones of mineralization within 75 metres of surface (including 2.43 metres grading 116 g/t AgEq from 70 metres and 1.60 metres grading 143 g/t AgEq from 77 metres in SC20MUN015) separated by a non-mineralized dike, potentially aligning with historic records that describe some of the broadest widths of mineralization on the Bräunsdorf license.

Based on initial drilling results at the Bräunsdorf license, the Company expanded the Silver City Project ground position in Q1 2021 to 34,150 hectares through the application for three additional permits (Frauenstein, Mohorn and Oederan). The concessions were granted following applications to the Sächsisches Oberbergamt (the “Saxon Mining Authority”) in Freiberg and are held by the Company’s subsidiary, Saxony Silver Corp. As in the case of the Bräunsdorf licenses, historical records of these licenses document centuries of high-grade silver production to shallow depths, with recent confirmation samples assaying multi-kilo silver and significant gold. The licenses are early-stage and will be mapped and prospected over the remainder of 2021 in preparation for more advanced exploration work and potential drilling in 2022.

14 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

During Q3 2021, the Company incurred costs on the project as set out in Note 15 of the Company’s financial statements.

Mineral concessions in Saxony are governed by the Federal Mining Act (Bundesberggesetz – BBergG, the “Federal Mining Act”). The Federal Mining Act defines three different stages for raw material concessions: Exploration License, Extraction License and Mining Proprietorship. An Exploration License is required to explore freely mineable resources, while an Extraction License or Mining Proprietorship is required for extracting freely mineable resources. The Saxon Mining Authority is the official executive authority for the Federal Mining Act in Saxony and grants permits for mineral resource exploration and mining and supervises projects at mining and reclamation stages.

According to the Federal Mining Act, Exploration Licenses are generally limited to a maximum duration of five years and are renewable for additional three-year periods, subject to approval by the Saxon Mining Authority. The initial term of the Bräunsdorf license expires on September 30, 2022, while the initial terms of the Frauenstein, Mohorn and Oederan licenses expire on March 15, 2024.

Extraction Licenses or mining proprietorships may be granted for periods appropriate for the particular project. This period may exceed fifty years if necessary for the investment required for extraction and may be extended up to the date on which deposits could be expected to be depleted using practical and systematic extraction methods.

There are currently no annual fees associated with Exploration Licenses in Saxony. There are no minimum expenditure commitments for Exploration Licenses in Saxony, but the applicant must put forward an exploration plan appropriate for the investigation of the licenses. The holder of the exploration permit is required to submit to the Saxon Mining Authority an annual report detailing the technical activities, progress of the exploration activities, and a financial budget along with the planned technical activities and budget for the following year.

Kilgore Project

The Kilgore project is an advanced exploration-stage volcanic-and sediment-hosted epithermal gold property located five miles from Kilgore, Clark County, Idaho. Excellon has a 100% undivided interest in 788 unpatented federal lode claims totaling 6,788 hectares on U.S. Forest Service lands. The property includes historical mine workings dating back to the early 1900s with further drilling in the 1980s that revealed the potential for mineralization well outside of the existing resource area, with limited follow up to date. Kilgore displays similar geological characteristics to Kinross Gold’s Round Mountain Mine, which has produced over 15 million ounces of gold to date.

In 2019, Otis Gold Corp. (“Otis”) completed a preliminary economic assessment that contemplated a low capital intensity, low operating cost, open-pit, heap-leach mining operation. Since acquiring Otis in Q2 2020 and filing a business acquisition report with respect to such transaction on May 29, 2020, the Company has been reassessing all aspects of the Kilgore project and believes that opportunities exist to enhance the project through:

●	geological remodeling of the existing mineral resource, including relogging historical core to better define geological units and lithologies;

15 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

●	re-assaying historical drilling with metallic screen assays and multi-element ICP, as historical samples were fire- assayed for gold alone;
●	diamond drilling to infill and expand the mineral resource to follow-up on advances in the geological model and define mineral potential along strike, laterally and at depth;
●	metallurgical drilling in support of further metallurgical studies, particularly in the underlying Aspen formation based on additional petrographic information;
●	engineering review of potential infrastructure locations, processing options and new mining technologies;
●	continuing environmental studies.

The Company’s contemplated drilling programs will also target higher-grade mineralization and structures at depth, predominantly in the Aspen formation, seeking to define the potential for gold mineralization that may be amenable to underground mining.

Subject to the timing for, completion of, and results from the foregoing, the Company currently expects to prepare an updated preliminary economic assessment on the Kilgore Project.

The next phase of advanced exploration on the Kilgore Project is dependent on ongoing permitting efforts. The Company filed an updated Plan of Operations with the USFS in Q2 2020 and the USFS filed the final EA in Q2 2021. The EA contemplates a total of 130 drill stations (with up to three holes per station) and construction of up to 70,977 feet of road to support drilling activities, with the project duration expected to be up to five years. The final EA and the supporting reports and studies are available on the website of the Company’s subsidiary, Excellon Idaho Gold Inc.: www.excellonidaho.com

The Company expects the USFS to finalize a Decision Notice (“DN”) in Q4 2021. The Company plans to commence drilling in 2022, subject to the plan of operations and weather conditions. Drilling was originally planned to commence in August 2020. The new EA may still be challenged, which could result in further delays.

During Q3 2021, the Company continued relogging of historical core and integrating this data into a stronger geological model with emphasis placed on timing of emplacement of multiple phases of mineralization and the controls on mineralization. This work is being integrated into 2021 drill targeting. Regional prospecting, soil and stream sediment sampling covering regional target areas and sampling of outcrops are ongoing. This work is largely focused on and around the GK claim block to the west of the Kilgore deposit. The program is intended to discover and define new zones of mineralization and develop future drill targets. Geological mapping at 1:5000 scale was completed on the Mine Ridge area, the goal of the mapping was to improve the accuracy of Kilgore geological model by incorporating the refined surface geology mapping. ASTER remote sensing was completed and will be used for identification of alteration zones and target generation for the 2021 and 2022 drill programs. Portable XRF analysis of the pulp samples is ongoing. This data will be used to improve the characterization of host rock and alterations. To better understand the distribution and the extent to which coarse gold affects the precision of assaying, 289 samples were submitted for screen metallics analysis.

During Q3 2021, the Company incurred costs on the project as set out in Note 15 of the Company’s financial statements.

16 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

Oakley Project

On April 22, 2020, the Company acquired 100% ownership of the exploration-stage Oakley project in Cassia County, Idaho as part of the Otis acquisition. The Oakley Project is an exploration-stage project hosting gold-silver, epithermal hot spring-type mineralization at two targets: Blue Hill Creek and Cold Creek, and detachment-related gold-silver mineralization at Matrix Creek. The Oakley project has been optioned to Centerra pursuant to an option agreement that is summarized in the Company’s AIF (the “Oakley Agreement”).

Drilling concluded at Cold Creek in Q3 2021, with eleven holes totaling 1,582 metres drilled in this program, and assay results pending. Permitting for the drilling at Blue Hill Creek is in progress with anticipated start of the drilling in H1 2022. Work is being funded by Centerra pursuant to the terms of the Oakley Agreement. The Cold Creek claims cover approximately 14 km2, including a structurally complex north to south valley with bounding faults that has created at least three prospective geologic zones along the western and eastern margins. The current drill program is tested targets within these zones, as follows:

●	Eastern Margin: A historically undrilled area of receptive units with gold in soil anomalies above shallow bedrock. Targets were generated by surface geochemistry and induced polarization surveys.
●	Bound Block: This area is bound by large structures on the east and west and has demonstrated surface and subsurface gold mineralization. Reverse circulation (“RC”) drilling from the late 1980’s returned anomalous grades that have not been followed up on. More recent work delivered anomalous gold in soil and rock samples, with basin-wide resistivity and chargeability anomalies. The program is designed to test geophysical anomalies and follow-up on identified gold occurrences at surface.
●	Western Margin: A historically underexplored area of structural complexity with hydrothermal material at surface. RC drilling from the late 1980’s intersected 18.3 metres grading 0.46 g/t gold from surface. More recent work has identified gold in soil anomalies corresponding with a chargeability anomaly from IP surveying.

Highlights include:

●	0.4 g/t Au over 13.6 metres hosted in metasediments, which historically have not been the focus of exploration.
●	1.4 g/t Au over 5.6 metres near-surface testing the Eastern Margin.

Mineral Resources

The Company’s mineral resource estimates have been prepared in accordance with NI 43-101 and the CIM’s ‘Mineral Resources and Mineral Reserves Best Practices’ guidelines (as applicable) and classified per the CIM ‘Definition Standards for Mineral Resources and Mineral Reserves’ (May 2014). The associated technical reports for the Platosa, Evolución, Kilgore and Oakley projects can be found at www.sedar.com under the profiles for Excellon (in respect of Platosa and Evolución) and Otis (in respect of Kilgore and Oakley). The technical reports for each of the projects are also available on the Company’s website at www.excellonresources.com.

Other than in respect of the Platosa mineral resource estimate, which is summarized herein, for additional discussion of the Company’s mineral resource estimates and the Company’s other exploration projects, the reader should refer to the Company’s AIF for the year ended December 31, 2020, available on the Company’s website www.excellonresources.com and on www.sedar.com.

17 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

QUALIFIED PERSONS

Mr. Ben Pullinger, B.Sc., P.Geo., Excellon’s former Senior Vice President Geology & Corporate Development (until October 22, 2021) and a Qualified Person, as defined in NI 43-101, has reviewed and approved the scientific and technical information relating to geological interpretation and results contained in this MD&A. Paul Keller, P. Eng., Excellon’s Chief Operating Officer and a Qualified Person, as defined in NI 43-101, has reviewed and approved the scientific and technical information relating to production results contained in this MD&A.

CORPORATE RESPONSIBILITY (“CR”)

CR Performance at Platosa and Miguel Auza

Management continues to evaluate and monitor compliance with legal requirements and manage CR risk. The operations continue to report on key trailing indicators of CR performance and elements of the Visible Felt Leadership process. Trailing indicators of safety performance through September 30, 2021, as measured by recordable injury frequency (“RIF”) and lost time injury frequency (“LTIF”), improved by 20 percent and 60 percent, respectively, year-to-date versus 2020. Injury severity declined by 36 percent in 2021 year-to-date compared to 2020.

Work continues on the Company’s Corporate Responsibility Report, which will cover the 2019 and 2020 periods, following delays due to the Suspension.

There were no significant environmental incidents reported at either Platosa or Miguel Auza during Q3 2021. The Company continued engagement with a range of stakeholders surrounding the Platosa and Miguel Auza business units. There were no community-related grievances reported during Q3 2021.

The Comisión Nacional del Agua (“CNA”), the federal water regulatory agency in Mexico, has commenced an administrative procedure with the Company to review the management of water that the Company pumps from the Platosa mine. CNA has also initiated informal discussions about water management with local farmers, but did not formally communicate with Excellon during Q3 2021.

The Company is committed to evaluating with CNA how best to manage such water going forward, to support Platosa’s operations and deliver a sustainable benefit to the residents of the surrounding Mapimí region. Water management is critical for the Platosa operation and although the Company does not currently foresee any material changes to water management, such changes could impact mining operations in the future.

Tailings Management at Miguel Auza

There are two tailings management facilities (“TMF”) at Miguel Auza. TMF #1 is located immediately northwest of the concentrator and has been decommissioned, rehabilitated with a soil cover and re-vegetated. TMF #2 is located on land owned by Excellon, approximately one kilometre north of the Miguel Auza concentrator. Approval for the construction and operation of the facility was received on January 31, 2017. Construction of the stage-2 raise of the TMF #2 was completed in early Q4 2020 and currently has enough capacity to accommodate processing of Platosa production for the next nine months.

During Q3 2021, the Company engaged consulting engineers to develop a Dam-Breach Analysis on TMF #2 stages 1 to 5, which is aligned with the Safety Guidelines (CDA, 2019) from the Canadian Dam Association. The team at the Miguel Auza location has received training in the Operations, Maintenance, and Surveillance (OMS) Manual. The Engineer of Record providing tailings-management services, including the design of the stage-3A raise of TMF #2, is a Canadian-based international engineering firm that was engaged by the Company in Q1 2021.

18 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

FINANCIAL REVIEW

Summary of Quarterly Financial Results

Financial statement highlights for the quarter ended September 30, 2021 and the last eight quarters are as follows:

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
(in $000’s)	$	$	$	$	$	$	$	$
Revenues (1)	9,151	9,717	9,781	10,097	9,857	687	5,561	6,414
Production costs	(5,567)	(5,814)	(6,153)	(5,986)	(5,875)	(2,641)	(5,479)	(5,757)
Depletion and amortization	(1,809)	(1,773)	(1,790)	(1,445)	(1,269)	(666)	(1,269)	(1,250)
Cost of sales	(7,376)	(7,587)	(7,943)	(7,431)	(7,144)	(3,307)	(6,748)	(7,007)
Gross profit (loss)	1,775	2,130	1,838	2,666	2,713	(2,620)	(1,187)	(593)
Expenses:
General and administrative	(1,453)	(1,640)	(2,342)	(1,886)	(1,502)	(2,345)	(1,163)	(1,282)
Exploration and holding expense	(2,538)	(1,800)	(1,073)	(1,400)	(2,001)	(258)	(373)	(1,023)
Other income (expense) (1) (2)	(22,283)	(188)	(651)	(6)	(934)	1,172	(605)	1,222
Impairment loss	(752)	-	-	-	-	-	-	-
Net finance (expense) income	(688)	(1,025)	(725)	(679)	(292)	554	(2,091)	753
Income tax (expense) recovery	(4,921)	(22)	31	(4,703)	1,776	97	(953)	(258)
Net loss	(30,860)	(2,545)	(2,922)	(6,008)	(240)	(3,400)	(6,372)	(1,181)
Adjusted loss (2)	(4,775)	(2,545)	(2,922)	(6,008)	(240)	(3,400)	(6,372)	(1,181)
Loss per share	(0.94)	(0.08)	(0.09)	(0.19)	(0.01)	(0.12)	(0.28)	(0.05)
Adjusted loss per share (2)	(0.15)	(0.08)	(0.09)	(0.19)	(0.01)	(0.12)	(0.28)	(0.05)
Net cash from operations before working capital changes	(9)	959	919	2,394	223	(4,038)	(1,849)	(1,707)

(1)	Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements for detail of the revision of the 2020 quarterly financial information related to the reclassification of foreign exchange differences on provisionally priced sales.
(2)	Q3 2021 adjusted loss and adjusted loss per share excludes $22.3 million related to the Provision for litigation (included in Other expenses) and the related $0.8 million impairment loss and $3.1 million deferred-tax asset derecognition (included in Income tax expense).

Quarter to quarter revenue variances are a function of metal prices, costs and production results. Production results can differ from period to period depending on geology, mining conditions, labour, and equipment availability. These, in turn, affect mined tonnages, grades and mill recoveries and, ultimately, the quantity of metal produced and revenues received. The Company currently expenses exploration costs related to Platosa (unless associated with resource expansion), Silver City, Kilgore and Evolución. These exploration costs do not relate to the mining operation and vary from period to period, creating volatility in earnings. The following is a discussion of the material variances between Q3 2021 and Q3 2020.

19 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

	Q3		9-Mos
	2021	2020	2021	2020
Revenue	9,151	9,857	28,649	16,105
Gross profit (loss)	1,775	2,713	5,744	(1,093)
Adjusted loss (1)	(4,775)	(240)	(10,242)	(10,010)

(1)	Q3 2021 and 9-Mos 2021 adjusted loss excludes $22.3 million related to the Provision for litigation and the related $0.8 million impairment loss and $3.1 million deferred-tax asset derecognition.

Revenues decreased by $0.7 million (or 7%) during Q3 2021 compared to Q3 2020, driven by a 5% decrease in silver-equivalent ounces payable and a 3% decrease in the realized silver price, partly offset by 27% and 24% increases in realized lead and zinc prices, respectively. Revenue increased by $12.5 million (or 78%) for the 9-Mos 2021, reflecting the impact of higher metal prices ($7.5 million) and higher volumes sold ($5.0 million). As discussed above, the Suspension resulted in negligible metal sales and revenue during Q2 2020, which impacted 9-Mos 2020.

Gross profit decreased by $1.0 million to 37% in Q3 2021 relative to Q3 2020, $0.7 million of which was driven by lower revenues with $0.5 million related to increased depletion and amortization, partly offset by a $0.2 million decrease in production costs. Gross profit improved by $6.7 million for the 9-Mos 2021 relative to 2020, driven by higher revenues as discussed earlier, partly offset by care and maintenance costs incurred in Q2 2020 during the Suspension ($3.3 million).

Adjusted loss increased by $4.5 million in Q3 2021 over Q3 2020, mainly due to lower gross profit (by $1.0 million) and a $3.6 million change in tax expense reflecting the Q3 2021 non-cash utilization of deferred tax assets ($1.2 million) to offset taxable profits, the derecognition of deferred tax assets as a result of a legal restructuring of subsidiaries in response to changes in Mexican labour laws ($0.3 million), and the $1.8 million non-cash recovery of deferred taxes in Q3 2020. Exploration and finance expenses increased (by $0.5 million and $0.4 million respectively), while unrealized foreign exchange losses improved by $0.7 million. For the 9-Mos 2021, adjusted loss increased by $0.2 million driven by the improved gross profit in 2021 as discussed earlier, more than offset by increases of $2.8 million in exploration and holding expenses and $2.8 million in tax expense, relative to the comparative period.

	Q3		9-Mos
	2021	2020	2021	2020
Cost of sales	7,376	7,144	22,905	17,198

The components of cost of sales including production costs and depletion and amortization charges are as follows:

Labour	1,675	1,101	4,575	3,512
Consumables	909	740	2,904	1,999
Electricity	1,512	1,433	4,590	4,278
Transport	490	515	1,567	1,090
Other operational	469	519	1,758	1,122
Mine and mill administrative	937	817	2,970	2,138
Inventory adjustment	(425)	750	(830)	(145)
Production costs (including inventory adjustments)	5,567	5,875	17,533	13,994
Depletion and amortization	1,809	1,269	5,372	3,204
Cost of sales	7,376	7,144	22,905	17,198

20 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

Production costs decreased by $0.3 million or 5% during Q3 2021 relative to Q3 2020, mainly driven by a $1.2 million variance in inventory adjustment reflecting the build-up of ore and concentrate inventories, partially offset by increased labour ($0.6 million), consumables ($0.2 million) and electricity costs ($0.1 million). Higher labour costs reflect production bonuses tied to higher mine productivity, combined with an increase of $0.3 million in accrued profit-sharing following changes in labour laws in Mexico that took effect in July 2021. Higher electricity costs reflect increased consumption due to the expansion of the dewatering system and higher unit costs driven by increased natural gas prices. For the 9-Mos 2021, production costs increased by $3.6 million relative to 2020, primarily as the Company’s production costs were substantially reduced during the Suspension (though labour and dewatering costs were incurred for care and maintenance of the operation).

Optimizations made at Platosa in mid-2020 improved production costs on a sustained annual basis and included: (i) restructuring and 30% reduction in workforce amid the Suspension ($1.2 million), partially offset by higher bonus payments to unionized workers due to the improved production profile from Q3 2020 onward; (ii) changing to a private, natural gas-generated electricity supplier ($2.0 million) and realizing an initial 30% drop in effective power costs to $0.06/kWh, although the polar vortex in February 2021 and subsequent increases in natural gas prices reduced this per unit saving in 2021; (iii) improved offtake terms on concentrate sales ($1.2 million); and (iv) improved electrical efficiency through the installation of inline booster pumps at Platosa ($0.2 million).

Depletion and amortization expense in Q3 2021 was $0.5 million higher than Q3 2020, due to the amortization of assets commissioned since Q3 2020; while the $2.1 million increase in depletion and amortization expense in 9-Mos 2021 resulted from 30% lower production and consequently lower depletion in 9-Mos 2020 due to the Suspension.

	Q3		9-Mos
	2021	2020	2021	2020
Exploration and holding expense	2,538	2,001	5,411	2,631

Increased exploration and holding expense in Q3 2021 primarily reflects increased drilling expenditures at the Silver City Project of $0.5 million. Holding expense includes concession and mineral claim fees of $0.3 million in Q3 2021 and $0.5 million in 9-Mos 2021 (Q3 2020 – $0.2 million; 9-Mos 2020 – $0.4 million). Exploration commenced at the Oakley Project during Q2 2021, with expenditures funded by Centerra pursuant to the Oakley Agreement.

Exploration programs were limited by the initial outbreak of COVID-19 globally in 2020 resulting in lower expenditures during 9-Mos 2020. Refer to “Exploration and Evaluation Review,” above, for a summary of the Company’s exploration work during the period.

Administrative expense	1,067	1,078	3,662	3,167

Administrative expense in Q3 2021 were consistent with Q3 2020. Administrative expenses increased by $0.5 million during 9-Mos 2021 mainly due to higher insurance expense relating to the Company’s NYSE American listing, which was completed in late Q3 2020.

Other expense	22,283	934	23,121	367

Other expense includes realized and unrealized foreign exchange gains and losses, unrealized gains and losses on marketable securities and warrants, interest income and other non-routine income or expenses, if any.

Net other expense includes a $22.3 million charge for the Provision for litigation (refer to “Contingencies and Provision for litigation” below). Excluding the Provision for litigation, other expense decreased by $0.9 million in Q3 2021, as Q3 2020 included unrealized losses on marketable securities and warrants ($0.3 million) and unrealized foreign exchange losses ($0.6 million) that were not significant in Q3 2021. For 9-Mos 2021 compared to 9-Mos 2020, the $0.5 million increase in other expenses before the Provision for litigation mainly reflects changes in the values of marketable securities and warrants, which had high market values and unrealized gains of $1.4 million in 2020 but lower market values and unrealized losses of $0.8 million in 2021, partly offset by a decrease in foreign exchange losses of $1.3 million between these periods.

21 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

Impairment loss	752	-	752	-

As a result of the Judgment, the Company performed an impairment test as at September 30, 2021 and recorded an impairment loss of $752 of the San Pedro property, plant and equipment. In the event that certain projected third party toll-milling cash flows could not be generated, a further impairment charge of $525 would result.

Finance expense	688	292	2,438	1,829

Net finance expense in Q3 2021 consists primarily of interest expense on the 5.75% secured convertible debentures (the “Convertible Debentures”) issued in Q3 2020. Net finance expenses for Q3 2020 included a $0.3 million unrealized gain on currency hedges, which have since been settled at a net realized loss of $40,000.

Net finance expense of $2.4 million for 9-Mos 2021 was $0.6 million higher than 9-Mos 2020, reflecting interest on the Convertible Debentures ($2.4 million), which exceeds prior-year interest costs of $1.1 million ($0.4 million on Convertible Debentures and $0.7 million interest on the $6 million credit facility with Sprott Private Resource Lending II (Collector), LP (the “Credit Facility”)), partially offset by a $0.7 million unrealized loss on currency hedges in 2020, which have since been settled at a net realized loss of $40,000.

Provisionally Priced Sales

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used, based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting sales in the period in which the sale is settled (i.e. the finalization adjustment). The finalization adjustment recorded for these sales depends on the actual price when the sale settles, which occurs in either the first, second or third month after shipment under the terms of the current concentrate purchase agreements.

Invoiced revenues are derived from the value of payable metal content net of treatment and refining charges (“TC/RCs”) incurred by the metallurgical complex of the customer. TC/RCs are a cost associated with processing of metal concentrates in refined metal products, though such cost is deducted from gross revenues rather than incurred as a cost of sales (as revenue received by the Company is net of TC/RCs). Therefore, as discussed in the calculation of total cash cost per silver ounce payable, below, TC/RCs are added to cost of sales to reflect the total cost of producing a payable silver ounce. Offtake agreements may also include price participation for the offtaker for settlements at metal prices above specified levels. The value of the metal content of the products sold is as follows (in $’000s):

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020(2)	2021	2020(2)
	$	$	$	$
Silver	6,908	7,989	21,539	12,248
Lead	1,805	1,823	5,311	3,266
Zinc	2,202	2,532	7,201	4,264
Value of metal content in products sold (1)	10,915	12,344	34,051	19,778
Adjustment for treatment and refining charges (TC/RC)	(1,764)	(2,487)	(5,402)	(4,169)
Revenues from concentrate sales	9,151	9,857	28,649	15,609
Revenues from toll milling services	-	-	-	496
Total revenues	9,151	9,857	28,649	16,105

(1)	Value of metal content in products sold is a non-IFRS measure.
(2)	Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements for detail of the revision of the 2020 quarterly financial information related to the reclassification of foreign exchange differences on provisionally priced sales.

22 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

Non-IFRS measures

Production Cost Per Tonne, Total Cash Cost Net of By-Product Credits Per Silver Ounce Payable, All-In Sustaining Cost (AISC) Per Silver Ounce Payable and Adjusted loss and adjusted loss per share are non-IFRS measures that do not have a standardized meaning. The calculation of these measures may differ from that used by other companies in the industry. The Company uses these measures internally to evaluate the underlying operating performance of the Company for the reporting periods presented. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. Management believes that these measures are key performance indicators of the Company’s operational efficiency and are increasingly used across the global mining industry and are intended to provide investors with information about the cash generating capabilities of the Company’s operations.

	Q3		9-Mos
	2021	2020	2021	2020
Production cost per tonne	$281	$227	$284	$324

A reconciliation between production cost per tonne (excluding depletion and amortization and inventory adjustments) and the Company’s cost of sales as reported in the Company’s financial statements is provided below. Changes in inventories of ore and concentrate are excluded from the calculation of Production Cost per Tonne. Changes in inventories reflect the net cost of ore stockpiles and concentrate inventory (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs). Excluding changes in inventories of ore and concentrate aligns cost of sales incurred during the period with the tonnage produced during the period.

	Q3		9-Mos
	2021	2020	2021	2020
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of sales	7,376	7,144	22,905	17,198
Adjustments – increase/(decrease):
San Sebastián processing cost (Hecla bulk sample)	-	-	-	(234)
Depletion and amortization	(1,809)	(1,269)	(5,372)	(3,204)
Changes in inventories	425	(750)	830	145
Production costs (excluding inventory adjustments)	5,992	5,125	18,363	13,905
Tonnes milled	21,302	22,612	64,712	42,941
Production cost per tonne milled ($/tonne)	$281	$227	$284	$324

Production cost per tonne milled increased by 24% in Q3 2021 relative to Q3 2020 due to a 6% decrease in tonnes milled in 2021 and a 17% increase in production costs, as discussed under “Cost of Sales” above.

Production cost per tonne milled decreased by 12% for 9-Mos 2021 as 9-Mos 2020 was impacted by the negligible tonnage produced in Q2 2020 due to the Suspension.

	Q3		9-Mos
	2021	2020	2021	2020
Total cash cost per silver ounce payable	$11.02	$12.55	$12.14	$16.93

23 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

The calculation of total cash cost per silver ounce payable reflects the cost of production adjusted for by-product credits and various non-cash costs included in cost of sales, particularly:

(i)	changes in inventories of ore and concentrate are reflected in cost of sales to match cost of sales with the revenues from payable metals in the period by either allocating the cost of metal produced in prior periods or deferring the cost of metal to be sold in future periods; and
(ii)	TC/RCs are added to cost of sales to reflect the total cost of producing a payable silver ounce as, per industry standard, revenues received by the Company are net of TC/RCs.

The Company expects total cash costs net of by-product revenues to vary from period to period as planned production and underground development access different areas of the mine with varying grades and characteristics.

The following is a reconciliation of total cash cost per silver ounce payable, net of by-product credits, to cost of sales as reported in the Company’s financial statements:

	Q3		9-Mos
	2021	2020	2021	2020
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of sales	7,376	7,144	22,905	17,198
Adjustments – increase/(decrease):
San Sebastián processing cost (Hecla bulk sample)	-	-	-	(234)
Depletion and amortization	(1,809)	(1,269)	(5,372)	(3,204)
TC/RCs	1,764	2,487	5,402	4,169
Royalties (1)	(23)	(113)	(68)	(153)
By-product credits (2)	(4,007)	(4,355)	(12,511)	(7,530)
Total cash cost net of by-product credits	3,301	3,894	10,356	10,246
Silver ounces payable	299,508	310,295	853,329	605,101
Total cash cost per silver ounce payable ($/oz)	11.02	12.55	12.14	16.93

(1)	Advance royalty payments on the Miguel Auza property unrelated to production from Platosa.
(2)	By-product credits comprise revenues from sales of lead and zinc.

Total cash cost per silver ounce payable decreased by 12% for the three-month period ended September 30, 2021 relative to the comparative period, primarily driven by a 15% or $0.6 million decrease in cash costs net of by-product credits, reflecting a 29% or $0.7 million reduction in TC/RCs, partly offset by a 3% decrease in silver ounces payable in 2021.

Total cash cost per silver ounce payable decreased by 28% for the 9-Mos 2021, primarily driven by a 41% increase in silver ounces payable in 2021 as the comparative period was impacted by negligible production in Q2 2020 due to the Suspension.

	Q3		9-Mos
	2021	2020	2021	2020
AISC per silver ounce payable (including non-cash items)	21.52	19.09	24.79	29.08

24 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

Excellon reports the AISC measure to provide further transparency on the costs associated with producing silver and to assist stakeholders of the Company in assessing operating performance, its ability to generate free cash flow from current operations and overall value. The AISC measure is a non-IFRS measure and is based on guidance announced by the World Gold Council in June 2013.

Excellon defines AISC per silver ounce payable as the sum of total cash costs (including TC/RCs and net of by-product credits), capital expenditures that are sustaining in nature, corporate general and administrative costs (including non-cash share-based compensation), capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs (non-cash), all divided by the total payable silver ounces sold during the period.

Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded from AISC. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded from AISC.

Costs excluded from AISC are non-sustaining capital expenditures and exploration costs (as described above), finance costs, tax expense, and any items that are deducted for the purposes of adjusted earnings, if any. Total sustaining costs exclude general and administrative and share-based payment expenses attributable to the Company’s non-producing projects.

The table below presents details of the calculation for AISC per silver ounce payable.

	Q3		9-Mos
	2021	2020	2021	2020
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Total cash costs net of by-product credits	3,301	3,894	10,356	10,246
Administrative costs (cash) (1)	1,008	840	3,424	2,855
Share-based payments (non-cash) (1)	217	242	1,188	1,349
Accretion and amortization of reclamation costs (non-cash)	27	46	91	113
Sustaining exploration (manto resource drilling) (2)	584	232	1,317	346
Sustaining capital expenditures (2)	1,307	671	4,775	2,689
Total sustaining costs	3,143	2,031	10,795	7,352
All-in sustaining costs	6,444	5,925	21,151	17,598
Silver ounces payable	299,508	310,295	853,329	605,101
AISC per silver ounce payable ($/oz)	21.52	19.09	24.79	29.08
AISC excluding non-cash items, per silver ounce payable ($/oz)	20.71	18.16	23.29	26.66
Realized silver price per ounce sold (3)	24.11	24.82	25.71	20.18

(1)	Total sustaining costs exclude general and administrative and share-based payment expenses attributable to the Company’s non-producing projects. The comparative has been revised to conform with the current allocation.
(2)	Sustaining capital expenditure includes sustaining property plant and equipment acquisitions and capitalized development costs. Sustaining exploration includes underground drilling costs – the comparative has been revised to conform with the current allocation.
(3)	Average realized silver price is calculated on current period sale deliveries and does not include the impact of prior-period provisional adjustments in the current period.

25 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

AISC per silver ounce payable increased by 13% in Q3 2021 relative to Q3 2020 due to the impacts of lower silver ounces payable (4%) and higher all-in sustaining costs (9%). The $0.5 million increase in all-in sustaining costs was primarily driven by a $0.6 million increase in sustaining capital expenditure, a $0.3 million increase in sustaining exploration expenditure, and partly offset by total cash costs which decreased by $0.6 million or 15% as discussed above.

AISC per silver ounce payable decreased 15% for 9-Mos 2021 relative to 9-Mos 2020, primarily driven by a 41% increase in silver ounces payable in 2021 as 9-Mos 2020 was impacted by the negligible production realized in Q2 2020 due to the Suspension.

COMMON SHARE DATA AS AT NOVEMBER 15, 2021

Common shares issued and outstanding	33,054,890
Stock options	950,987	(1)
DSUs	564,615
RSUs	723,907
Warrants ($3.30)	302,760
Warrants ($5.75)	1,143,428
Fully diluted common shares (2)	36,740,587

(1)	Includes 99,487 options issued to Otis option holders that are not included under the Company’s option plan.
(2)	Conversion of all outstanding Convertible Debentures would result in the issuance of an additional 3,379,245 common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

The condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Provision for litigation has adversely impacted the Company’s Condensed Consolidated Statement of Financial Position as at September 30, 2021 - refer to Note 2 of the condensed consolidated financial statements.

The primary source of funds available to the Company is cash flow generated by the Platosa Mine and equity and debt financings. The Company has raised equity and debt to fund its exploration program and certain capital and operating expenditures at the mine. A continuous review of the Company’s capital expenditure programs ensures the Company’s capital resources are utilized in a responsible and sustainable manner to conserve cash during periods of low commodity prices and economic and market uncertainty. See also the “Commitments,” below, for further detail.

	September 30, 2021	December 31, 2020
Cash and cash equivalents	3,400	8,380

The primary source of cash for 9-Mos 2021 was the Company’s Mexican operations, which generated net cash inflow of $6.3 million (9-Mos 2020 – outflow of $4.0 million) from collected revenue of $30.6 million (9-Mos 2020 – $15.2 million) net of production costs of $18.5 million (9-Mos 2020 – $13.7 million) and capital expenditures of $5.8 million (9-Mos 2020 – $5.5 million). The primary source of cash for 9-Mos 2020 was $18.9 million from financing activities, including the issuance of the Convertible Debentures ($12.8 million) and the Credit Facility ($5.9 million).

The primary uses of cash for 9-Mos 2021 and 2020 were:

(i)	$6.0 million spent on exploration – $2.5 million in Mexico, $1.7 million in Germany and $1.8 million in the United States (9-Mos 2020 – $2.6 million, including $0.9 million in Mexico, $1.0 million in Germany and $0.7 million in the United States);

26 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

(ii)	$3.7 million on general and administrative expenses (9-Mos 2020 – $3.2 million);
(iii)	$0.1 million invested in mineral rights on the Company’s non-operating assets (9-Mos 2020 – invested $2.1 million primarily relating to transaction costs on the acquisition of Otis); and
(iv)	$0.3 million used in financing activities including interest and lease-related payments, partially offset by proceeds from stock option exercises and the impact of exchange rate changes. For 9-Mos 2020, financing activities used $6.6 million, primarily relating to the $6.0 million repayment of the Credit Facility).

	September 30, 2021	December 31, 2020
Working capital	4,375	9,801

Working capital, defined as current assets less current liabilities (excluding the Provision for litigation), decreased by $5.4 million at September 30, 2021 relative to December 31, 2020, reflecting a decrease in current assets of $7.6 million (driven by a $5.0 million reduction in cash and cash equivalents, $0.8 million reduction in the value of marketable securities and warrants, a $1.3 million reduction in trade receivables and a $2.3 million reduction in VAT recoverable, partly offset by a $0.9 million increase in inventories and $0.8 million increase in other current assets) and a decrease in current liabilities of $2.2 million, primarily reflecting a $2.1 million decrease in VAT payable.

The Company’s VAT payables reflect the amount collected by the Company from the sale of concentrates in Mexico. The Company’s VAT recoverables, predominantly reflecting VAT charged on the Company’s expenditures in Mexico, are offset against VAT payables in Mexico in the applicable period and on a rolling basis. The net VAT position varies from period-to-period depending on timing, quantum and/or value of sales and expenditures. The Company has not, to date, encountered difficulty in reducing outstanding VAT recoverables.

As at September 30, 2021, the Company has a net VAT recoverable of $1.4 million in Mexico, a VAT recoverable of $0.5 million in Germany and $47,000 in Canada (December 31, 2020 – net VAT recoverable of $1.8 million in Mexico, a VAT recoverable of $0.2 million in Germany and $79,000 in Canada).

	Q3		9-Mos
	2021	2020	2021	2020
Net cash from operations before changes in working capital ($000’s)	(9)	223	1,891	(5,513)

Net cash from operations, before changes in working capital, decreased by $0.2 million in Q3 2021, principally reflecting lower revenues, higher production costs and higher exploration expense relative to Q3 2020.

The key items driving the variance between 9-Mos 2021 and 9-Mos 2020 were (i) the Suspension ($3.3 million carrying cost in Q2 2020) (ii) increased metal prices ($7.5 million benefit in 2021) and (iii) higher metal production ($2.3 million benefit in 2021), partially offset by higher operating costs relating to increased tonnage mined and milled (increase of $5.7 million in 2021).

Investing activities ($000’s)	(2,327)	(1,880)	(5,840)	(7,549)

Investing outflows in Q3 2021 mainly reflect expenditures of $0.8 million on dewatering infrastructure and $1.2 million on mine development and underground drilling at Platosa, which activities were more advanced than Q3 2020, and $0.1 million related to the Globex Agreement.

27 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

For 9-Mos 2021, capital expenditures were $1.7 million lower than 9-Mos 2020, mainly due to the transaction costs incurred on the Otis acquisition in Q2 2020. The Company invested $5.8 million in capital expenditures during 9-Mos 2021 (9-Mos 2020 – $5.5 million), of which $2.1 million related to dewatering, $0.6 million related to ventilation systems and $1.3 million related to underground drilling and $1.7 million related to development at the Platosa Mine. The Company invested $5.5 million in capital expenditures during 9-Mos 2020, of which $2.9 million related to dewatering, $1.5 million related to the expansion of TMF #2 and $0.8 million related to underground drilling and development at the Platosa Mine.

Financing activities ($000’s)	(120)	6,711	(322)	12,324

In Q3 2021, financing activities included interest and lease-related payments, partially offset in 9-Mos 2021 by proceeds from stock option exercises. 9-Mos 2020 included $5.9 million in proceeds from the Credit Facility which was repaid in Q3 2020 and proceeds from the issuance of Convertible Debentures of $12.8 million in Q3 2020.

The Company issued the Convertible Debentures in 2020, completed an equity offering of common shares in 2019 and arranged the Credit Facility in connection with the acquisition of Otis. The Company also implemented cost reductions and business improvements at its operations. With continued strong metal prices, the Company expects to be able to generate positive cash flows from the Platosa mining operation through the remainder of 2021, although such cash flow may not be sufficient to fund all of the Company’s exploration activities. If cash flows from operations are insufficient, failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s projects and the possible loss of such properties. Please also see also “Contingencies and Provision for litigation” section below. There can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. The Company’s ability to generate positive cash flows is also impacted by financial market conditions, most notably metal prices as the Company derives its revenues from the sale of silver, lead and zinc and bears the associated TC/RCs. The Company is also exposed to currency exchange risk and continued uncertainty related to the COVID-19 outbreak; please see “Business Environment & Risks” section below.

Financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs, as appropriate, and subsequently carried at fair value or amortized cost. The carrying values of cash and cash equivalents, trade receivables and other liabilities approximate their fair value, unless otherwise noted.

The Company’s financial performance is sensitive to changes in commodity prices, foreign exchange and interest rates, and the Company may periodically consider hedging such exposure. The Company’s Board of Directors together with executive management has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company may continue to address its price-related exposure to foreign exchange through the use of options, futures, forwards and derivative contracts.

The Mexican peso (“MXN”), Canadian dollar (“C”) and US dollars (“USD”) are the functional currencies of the Company, with currency exposures arising from transactions and balances in currencies other than the functional currencies.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN, while revenues from the sale of concentrates are denominated in USD. The fluctuation of the USD in relation to the MXN consequently impacts the reported financial performance of the Company.

28 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

Contractual obligations

The following table summarizes contractual obligations including payments due for each of the next five years and thereafter:

	$ 000
	Total	Less than one year	1 – 3 years	4 – 5 years	After 5 years
Trade payables	4,248	4,248	-	-	-
Leases – undiscounted	579	264	315	-	-
Convertible Debentures(1) – principal	14,057	-	14,057	-	-
Convertible Debentures(1) – 5.75% interest	1,683	407	1,276	-	-
Post-retirement benefits	819	-	819	-	-
Rehabilitation provision	2,075	-	-	2,075	-
Total:	23,461	4,919	16,467	2,075	-

(1)	Assumes repayments of interest and principal in cash. Refer to “Supplemental Disclosure on Prior Financings – Private Placement of Convertible Debentures,” below.

Not included in the table above is a net smelter return (“NSR”) royalty payable semi-annually on the Platosa property of (a) 1.25% in respect of manto mineralization other than skarn mineralization or (b) 0.5% in respect of skarn or “Source” mineralization. Such payments vary period to period based on production results and commodity prices.

Commitments

Other than the Platosa Mine itself, the Company’s projects are at varying stages of exploration advancement. Generally, the Company budgets exploration expenditures on annual basis and does not commit to long-term drilling contracts. Budgeted exploration expenditures for each project are summarized in “Exploration and Evaluation Review,” above, insofar as they are applicable or currently ascertainable. Exploration expenditures may be highly variable depending on ongoing results and a host of other factors, including available funds, permitting and changes in local or geopolitical risks. The Company does not currently have any development projects that require committed funding.

In Mexico, commitments relate to annual concession fees and required expenditures associated with the Company’s mineral concessions. In Idaho, commitments relate to annual claim fees associated with the Company’s mineral claims. Fees in respect of the Oakley Project in Idaho are funded by Centerra pursuant and subject to the terms of the Oakley Agreement. In Saxony, commitments relate to the required cash payments and share issuances required to earn the option to acquire 100% of the Bräunsdorf license pursuant to the Globex Agreement (noting that the Company is under no obligation to fully exercise or complete such payments). Each of the commitments outlined below may vary depending on operational and/or exploration results or geopolitical conditions, which may lead the Company to expand or relinquish all or part of a project. Additionally, the Bräunsdorf exploration license and Oakley Project are subject to the terms of the Globex Agreement and Oakley Agreement, respectively, and commitments may vary depending on the counterparties’ decisions to exercise options under such agreements.

29 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

The following table summarizes the Company’s significant unrecognized commitments as at September 30, 2021 (in thousands of US dollars):

		$ 000
Project	Type	Total	Less than one year	1 – 3 years	4 – 5 years	After 5 years(1)
Platosa	Fees	938	186	376	376	-
Evolución	Fees	1,800	291	660	849	-
Silver City
Bräunsdorf	Option (cash)	160	160	-	-	-
	Option (shares)	499	499	-	-	-
Kilgore	Fees	650	130	260	260	-
Oakley	Fees	285	57	114	114	-
	Total:	4,332	1,323	1,410	1,599	-

(1)	Concession and claim fees continue until the relinquishment or expiration of the applicable concessions or claims.

Contingencies and Provision for litigation

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within the Company’s control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

Provision for litigation

The Company recorded a $22.2 million provision in Q3 2021 as required under IFRS’s International Accounting Standard 37 – Provisions, Contingent Liabilities and Contingent Assets, since receiving the Judgment. The Judgment is solely against San Pedro and the Company believes that the plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource disclosed in September 2020.

30 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

La Antigua was included in the Company’s acquisition of Silver Eagle Mines Inc. (“Silver Eagle”) in 2009 and includes a portion of the Evolución mineral resource at Miguel Auza. La Antigua is subject to an exploration and exploitation agreement with a purchase option (the “Antigua Agreement”) between San Pedro Resources SA de CV (now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of $2,500 plus value added tax per month and the payment of a 3% NSR royalty. Pursuant to the Antigua Agreement, San Pedro had the right to purchase absolute title to La Antigua including the NSR royalty upon payment of $500,000, a right that was never exercised as there was no economic sense in doing so. San Pedro has accrued the Advance Royalty on an ongoing basis.

Though the Miguel Auza Mine never reached commercial production and was put on care-and-maintenance in December 2008 prior to the Company’s acquisition of Silver Eagle, the Plaintiff sued San Pedro for non-compliance with the Antigua Agreement and specifically for not operating the Miguel Auza Mine. The Plaintiff was awarded damages of $700,000 in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. In December 2019, that Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of damages of $22.2 million, predominantly in damages for the Miguel Auza Mine not being in operation, which in the view of management is multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro appealed the Judgment to the federal courts of Mexico; however, its appeal was dismissed on July 1, 2021, despite lack of evidence, facts or law to support this outcome. In August 2021, the Company received the formal written decision on the appeal which upholds the Judgment and is not subject to further legal appeal in Mexico.

The Judgment is solely against San Pedro as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource. The book value of San Pedro’s assets included in the consolidated balance sheet of the Company is $5.0 million, including plant, property and equipment ($3.2 million), VAT recoverable ($1.4 million) and materials, supplies and other ($0.4 million). The Platosa Mine is owned and operated by an entirely separate subsidiary.

The Company is monitoring and assessing whether the Judgment and actions taken by the Plaintiff to date in connection with enforcing the Judgment could be considered to constitute an event of default under the trust indenture dated July 30, 2020 governing the outstanding Convertible Debentures (the "Indenture"). While the Company does not consider that an event of default has occurred under the Indenture, the Convertible Debenture holders may try to take the position that an event of default has occurred under the Indenture. An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company's debt under the Convertible Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company continues to pursue avenues through its labour, community and government relationships and is investigating remedies under international law. In the interim, San Pedro continues to operate in the ordinary course. San Pedro generates minimal cash flows from milling fees charged to the Platosa Mine for ore processing and holds minimal working capital.

Platosa Surface Rights

A subsidiary of the Company appealed a 2018 judgment revoking its 2007 purchase of approximately 295 hectares of surface rights north of the Platosa mine, which was denied by an appeals court in Mexico during Q3 2020. The judgment nullifies the purchase and orders that the land be returned to the plaintiffs, and that the plaintiffs repay the original purchase price to the Company’s subsidiary.

The Company does not consider the land material to its mining operation or exploration activities. The decision does not affect Excellon’s mineral rights and the Company does not expect it to have any impact on its operations.

The plaintiffs also alleged at trial, for the first time, that the Platosa mine site was on land that was included in the sale. This assertion was not decided in the litigation, was not supported by admissible evidence, contradicts the cadastral registry, conflicts with the rights of other third-party holders and ignores the fact that the Company began its use and occupation of the mine site in 2004 – before the sale in question.

Under Mexican law, Excellon’s access to the mine cannot be impeded. Nevertheless, the Company is considering a variety of legal avenues to redress the ruling. For additional discussion, the reader should refer to the “Risk Factors – Surface Rights and Access”, “Risk Factors – Legal Proceedings” and “Risk Factors – Enforcement of Legal Rights” sections of the Company’s Annual Information Form for the year ended December 31, 2020.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

31 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

Internal control over financial reporting (“ICFR”) means a process designed by or under the supervision of the President & CEO and CFO, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management use the criteria set forth in Internal Control – Integrated Framework (2013) (“COSO 2013”) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Based on management’s evaluation, the Company concluded that ICFR was not effective as of September 30, 2021 due to the identification of a material weakness in ICFR discussed below.

Material Weakness and Remediation Plan

In connection with the assessment of the effectiveness of our ICFR, management identified a material weakness. As of September 30, 2021, the limited level of staffing, formalized processes and technical resources available to manage complex non-routine transactions resulted in several significant adjustments to the preliminary financial statements being recorded with respect to the Provision for litigation and related impacts in the condensed consolidated financial statements for the three- and nine-month periods ended September 30, 2021. As a direct result of this complex transaction and limitation on current accounting resources management determined that the Company’s controls over the financial statement close process to analyze, account for and disclose non-routine, unusual or complex transactions were not operating effectively.

The Company is committed to improving its ICFR. As part of this control improvement, management plans to enhance the capacity and capabilities to review and evaluate ongoing and technically complex transactions through selective increased use of external resources and potential realignment of internal staff. Management will continue to monitor and evaluate the effectiveness of our ICFR on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow. The Company’s plan may take significant time and expense to be fully implemented and may require significant management attention, and management’s efforts may not prove to be successful in remediating the material weakness and do not guarantee that the Company will not suffer additional material weaknesses and/or significant deficiencies in the future.

Despite the existence of the material weakness described above, the CEO and CFO, together with management, believe that the condensed consolidated financial statements associated with this Management’s Discussion and Analysis, fairly present the financial position, results of operations and cash flows for the three- and nine-month periods ended September 30, 2021 in all material respects.

Disclosure Controls & Procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the President & CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of September 30, 2021, based on management’s evaluation, the President & CEO and CFO concluded that the Company’s DC&P were not effective due to the identification of a material weakness in ICFR as discussed above.

Accounting policy, estimates and judgments

Accounting standards issued but not yet effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Significant accounting estimates and judgments

The Company’s significant accounting policies are described in Note 4 to the consolidated financial statements for the year ended December 31, 2020. The preparation of the consolidated financial statements require management to make estimates, assumptions and judgments that may have a significant impact on the consolidated financial statements. These estimates, assumptions and judgments are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances, however actual outcomes can differ. The estimates, assumptions and judgments used in the preparation of the Condensed Consolidated Financial Statements are consistent with those used in the Company’s audited consolidated financial statements for the year ended December 31, 2020 other than identified below:

The Provision for litigation (Note 12) has adversely impacted the Company’s Condensed Consolidated Statement of Financial Position as at September 30, 2021. The Judgment (as that term is defined in Note 12) is solely against San Pedro Resources SA de CV (“San Pedro”) as defendant and the Company believes that the Plaintiff (as that term is defined in Note 12) has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. The book value of San Pedro’s assets included in the Statement of Financial Position of the Company is $5.0 million, including plant, property and equipment of $3.2 million, VAT recoverable of $1.4 million and materials, supplies and other of $0.4 million. The Platosa Mine is owned and operated by a separate subsidiary. Based on the Company’s understanding of corporate, labour and insolvency laws in Mexico, it does not foresee any significant cash outflow from Excellon or San Pedro and considers the likelihood of an interruption to San Pedro’s toll milling operations to be remote. While the Judgment is not subject to further legal appeal in Mexico, the Company continues to pursue avenues through its labour, community and government relationships and is investigating remedies under international law. The Company’s assets in Mexico, including those held in San Pedro, are security for the Debentures (Note 10). The Company is monitoring and assessing whether the Judgment and actions taken by the Plaintiff to date in connection with enforcing the Judgment could be considered to constitute an event of default under the Indenture. While the Company does not consider that an event of default has occurred under the Indenture, the Debenture holders may try to take the position that an event of default has occurred under the Indenture. An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company's debt under the Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects. As of the date of the board approval of these financial statements, San Pedro has not received any notice that the Plaintiff has initiated any insolvency proceedings or any enforcement proceedings that could result in San Pedro losing control of the toll milling operations.

The Company applies judgment in assessing the future impact of the Provision for litigation, going concern uncertainties including management’s assessment that the Judgment is solely against San Pedro as the defendant, potential insolvency proceedings of San Pedro, potential event of default under the Indenture the Plaintiff having no recourse to the Company’s other assets, COVID-19 on its business and operations, future commodity prices, and continued access to debt and/or equity financing. After considering these judgments, management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. In making this assessment, management does not foresee any significant cash outflow from Excellon or San Pedro concerning the Judgment. Management anticipates that the Company will have sufficient cash resources to fund the next 12 months of planned expenditures and discharge its liabilities in the normal course of operations.

BUSINESS ENVIRONMENT AND RISKS

Risks and uncertainties

The Company’s business entails exposure to certain risks, including but not limited to: metal price risk since the Company derives its revenues from the sale of silver, lead and zinc; foreign exchange risk since the Company reports in United States dollars but operates in jurisdictions that use other currencies; the inherent risk of uncertainties in estimating Mineral Resources; political risk associated with operating in foreign jurisdictions; environmental risks; surface rights and access; enforcement of legal rights; and risks associated with labour relations issues. The current or future operations of Excellon including ongoing commercial production are or will be governed by and subject to federal, state and municipal laws and regulations regarding mineral taxation, mineral royalties and other governmental charges. Any change to the mineral taxation and royalty regimes in the jurisdictions in which Excellon operates or plans to operate could have an adverse financial impact on the Company’s current and planned operations and the overall financial results of the Company, the extent of which cannot be predicted. For additional discussion of risk factors (including a discussion of COVID-19 related risks) please refer to the Company’s AIF for the year ended December 31, 2020 which is on the Company’s website www.excellonresources.com and on www.sedar.com.

32 | Page

Management’s Discussion & Analysis of Financial Results For the three and nine-month periods ended September 30, 2021

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, audited and unaudited interim financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.excellonresources.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and applicable U.S. securities laws. Except for statements of historical fact relating to the Company, such forward-looking statements include, without limitation, statements regarding the impact of the COVID-19 pandemic on the Company’s operations and results, the outcome and impact of the legal action in Mexico (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021) in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas, mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, the potential of the Company’s properties, proposed production rates, potential mineral recovery processes and rates, business plans and future operating revenues. Forward-looking statements are made based on management’s beliefs, estimates, assumptions and opinions on the date the statements are made. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct and the Company undertakes no obligation to update forward-looking statements. Forward-looking statements are typically identified by words such as: believes, expects, anticipates, intends, estimates, targets, plans, postulates, and similar expressions, or are those which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various risk factors, including, but not limited to, the ability of the Company to maintain normal operations during the COVID-19 pandemic, the outcome and impact of the legal action in Mexico (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021) in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced (particularly silver), the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. A description of the risk factors applicable to the Company can be found in its AIF under “Description of the Business – Risk Factors.” All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. This document is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “Measured,” “Indicated” and “Inferred” Mineral Resources used or referenced in this MD&A comply with reporting standards in Canada and are made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States reporting companies. Accordingly, information included in this MD&A that describes the Company’s mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Note to United States Investors regarding Adjacent or Similar Properties

This MD&A may also contain information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises United States investors that the United States Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the company’s properties.

33 | Page